United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 15

Certification and Notice of Termination of Registration under

Section 12(g) of the Securities Exchange Act of 1934 or

Suspension of Duty to File Reports Under Sections 13 and 15(d)

of the Securities Exchange Act of 1934.

Commission File No. 000-24690

CLARION TECHNOLOGIES INC

(Exact name of registrant as specified in its charter)

170 College, Suite 300 Holland, MI 49423 (616) 698-7277

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock

(Title of each class of securities covered by this Form)

 N/A

(Titles of all other classes of securities for which a duty

to file reports under Section 13(a) or 15(d) remains)

Please place an ☒ in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: 299

Pursuant to the requirements of the Securities Exchange Act of 1934, Clarion Technologies, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: January 14, 2016

/s/ Patrick Kinstle
By:	Patrick Kinstle
Its:	CFO